PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-96069
(To Prospectus dated March 15, 2011)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
Internet Infrastructure HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated March 15, 2011 relating to the sale of up to 1,000,000,000 depositary receipts by the Internet Infrastructure HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Internet Infrastructure HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company	Ticker	Share Amounts	Primary Trading Market
Akamai Technologies Inc.	AKAM	3.0000	NASDAQ GS
Infospace, Inc.	INSP	0.8000	NASDAQ GS
Internap Network Services Corporation	INAP	0.5000	NASDAQ GS
NaviSite, Inc.	NAVI	0.1333	NASDAQ CM
Openwave Systems Inc.	OPWV	1.0737	NASDAQ GS
Open Text Corporation	OTEX	0.0868	NASDAQ GS
RealNetworks, Inc. 1	RNWKD	1.5000	NASDAQ GS
VeriSign, Inc.	VRSN	6.1500	NASDAQ GS

1 Effective August 31, 2011, the 1-for-4 reverse stock split of RealNetworks, Inc., an underlying constituent of the Internet Infrastructure HOLDRS Trust, became effective.  The quantity of shares of RealNetworks, Inc. represented by each 100 share round-lot of Internet Infrastructure HOLDRS will decrease from 6 shares to 1.5 shares.  As a result, once the split has been effected by the Depository Trust Company, deposits of RealNetworks, Inc. for creations of Internet Infrastructure HOLDRS will decrease from 6 shares to 1.5 shares per round-lot of 100 Internet Infrastructure HOLDRS.  Also effective August 31, 2011, RealNetworks, Inc.’s CUSIP changed from 75605L104 to 75605L708 and its ticker changed from RNWK to RNWKD.

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is September 15, 2011.